CUTLER LAW GROUP

M. Richard Cutler, Esq                                                              Corporate Securities Law
Admitted in California & Texas

August 2, 2016

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561
Attn:            Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

Re:            Scottline Healthcare Solutions, Inc.
Amendment No. 1 to Offering Statemetn on Form 1-A
Filed July 5, 2016
File No. 024-10575

Gentlemen and Ladies:

Please be advised that we represent Scottline Healthcare Solutions, Inc. (the "Company") with respect to the above-referenced filings.  We are in receipt of your letter dated August 1, 2016 with respect to the Company.  This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

General

1.       It appears the Series A Convertible Preferred Stock may be convertible within one year or at your discretion.  If so, please note that the common stock underlying the Series A Convertible Preferred Stock must also be qualified.  Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the Series A Convertible Preferred Stock, or advise.  Further, be advised that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A.  As such, to the extent you seek qualification of the underlying common stock, please revise to provide a fixed price at which your Series A Convertible Preferred Stock may be converted, or advise.  Refer to Rule 251(d)(3)(ii) of Regulation A and SEC Release No. 33-9741.Form 10-K/A for Fiscal Year Ended August 31, 2015

Response:                          We have amended the Offering Statement to seek the qualification of common stock issuable upon conversion of the Series A Convertible Preferred Stock.  We have also amended the Offering Statement to make the Series A Convertible Preferred Stock convertible at a fixed price of $1.00 per share.

Part III

Exhibits, page 29
2.	Please file the certificate of designation for your Series A Convertible Preferred Stock. See Item 17(3) of Part III of Form 1-A.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

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3.	Please file a form of subscription agreement that is to be used in connection with this offering. See Item 17(4) of Part III of Form 1-A.
4.	Please file an opinion of counsel as to the legality of the securities covered by this offering statement. See Item 17(12) of Part III of Form 1-A. For additional guidance, consider Staff Legal Bulletin No. 19, available on our website.

Response:    We have added these as exhibits to the Offering Circular and have attached the exhibits requested.

Per your request, we confirm that the State of Texas has advised us that it is prepared to qualify this offering.  We also confirm that we have no compensation arrangements with any FINRA members.

The requested signed statement from an officer of the Company is set forth immediately below.

Thank you for your time and for your assistance with this matter.  Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

On behalf of Scottline Healthcare Solutions, Inc., I, Venkat Garikapati, Chief Executive Officer, acknowledges that:
•          should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•          the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•          the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 2nd day of August, 2016.

/s/ Venkat Garikapati __________________
Venkat Garikapati, Chief Executive Officer

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714